Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

PACS Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
69380Q107
(CUSIP Number)
September 30, 2024
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69380Q107	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Mark Hancock
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 54,626,199
	6	Shared Voting Power 0
	7	Sole Dispositive Power 54,626,199
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 54,626,199
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 35.2%
12	Type of Reporting Person IN

CUSIP No. 69380Q107	Schedule 13G	Page 2 of 4

ITEM 1.(a)    Name of Issuer:
PACS Group, Inc. (the “Issuer”).
(b)Address of Issuer’s Principal Executive Offices:

262 N. University Ave., Farmington, Utah 84025.
ITEM 2.(a)    Name of Person Filing:
This statement is filed on behalf of Mark Hancock (the “Reporting Person”).
(b)Address or Principal Business Office:
The business address of the Reporting Person is c/o PACS Group, Inc., 262 N. University Ave., Farmington, Utah 84025.
(c)Citizenship:

The Reporting Person is a citizen of the United States of America.

(d)Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”).
(e)CUSIP Number:

69380Q107
ITEM 3.
Not applicable.
ITEM 4.Ownership.

    The ownership information below represents beneficial ownership of shares of Common Stock as of September 30, 2024, based upon 155,177,511 shares of Common Stock outstanding as of September 9, 2024.
(a) Amount beneficially owned:
The Reporting Person is the record holder of 45,126,199 shares of Common Stock and the beneficial owner of 9,500,000 shares of Common Stock held in Cougar 2, LLC, a limited liability company of which he is the sole owner.

CUSIP No. 69380Q107	Schedule 13G	Page 3 of 4

(b) Percent of class: 35.2%
(c) Number of shares as to which the person has:
(i)Sole power to vote or to direct the vote: 54,626,199
(ii)Shared power to vote or direct the vote: 0
(iii)Sole power to dispose or to direct the disposition of: 54,626,199
(iv)Shared power to dispose or to direct the disposition of: 0
ITEM 5.Ownership of Five Percent or Less of a Class.
    Not applicable.
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
The Reporting Person and Jason Murray are parties to a Stockholders Agreement (the “Stockholders Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.
By virtue of the Stockholders Agreement and the obligations and rights thereunder, the Reporting Person acknowledges and agrees that he is acting as a “group” with Mr. Murray within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Person expressly disclaims beneficial ownership over any shares of Common Stock that he may be deemed to beneficially own solely by reason of the Stockholders Agreement. Mr. Murray is separately filing a Schedule 13G reporting his beneficial ownership of the Common Stock.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
ITEM 8.Identification and Classification of Members of the Group.

Not applicable.
ITEM 9.Notice of Dissolution of Group.
Not applicable.
ITEM 10. Certification.
Not applicable.

CUSIP No. 69380Q107	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 14, 2024

Mark Hancock

/s/ Mark Hancock